# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ives Ultra AI Opportunities Inc., CIK 0002077345
CUSIP: 90386L108
Title of class of securities: Common Stock, par value $ 0.001 per share
Address of issuer's principal executive offices: 600 California Street, 11th Floor, San Francisco, California (CA), 94108
Date of event which requires filing of this statement: 10/31/2026
Filed by CIK 0001463928
Persons authorized to receive notices and communications: James T. Seery, Duane Morris LLP, 22 Vanderbilt, 335 Madison Avenue, 23rd Floor, New York, New York (NY), 10017, (973) 424-2088

## Reporting persons
- YA II PN, Ltd. (CIK 0001463928): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 2,500,000; sole dispositive power 0; shared dispositive power 2,500,000; aggregate amount beneficially owned 2,500,000 (9.4% of the class)
  Comment: Rows 8, 10 and 11 Represents Shares issuable upon exercise of an option to purchase membership interests in Ultra AI Holdings LLC, which holds 5,000,000 Shares, and the subsequent distribution of 2,500,000 Shares, which option is exercisable within 60 days.
  
  Row 13 Based on 26,500,000 Shares outstanding as of October 1, 2026, as reported in the Issuer's Prospectus dated September 29, 2026.
- YA Global Investments II (U.S.), LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,500,000; sole dispositive power 0; shared dispositive power 2,500,000; aggregate amount beneficially owned 2,500,000 (9.4% of the class)
  Comment: Rows 8, 10 and 11 Represents Shares issuable upon exercise of an option to purchase membership interests in Ultra AI Holdings LLC, which holds 5,000,000 Shares, and the subsequent distribution of 2,500,000 Shares, which option is exercisable within 60 days.
  
  Row 13 Based on 26,500,000 Shares outstanding as of October 1, 2026, as reported in the Issuer's Prospectus dated September 29, 2026.
- Yorkville Advisors Global, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,500,000; sole dispositive power 0; shared dispositive power 2,500,000; aggregate amount beneficially owned 2,500,000 (9.4% of the class)
  Comment: Rows 8, 10 and 11 Represents Shares issuable upon exercise of an option to purchase membership interests in Ultra AI Holdings LLC, which holds 5,000,000 Shares, and the subsequent distribution of 2,500,000 Shares, which option is exercisable within 60 days.
  
  Row 13 Based on 26,500,000 Shares outstanding as of October 1, 2026, as reported in the Issuer's Prospectus dated September 29, 2026.
- Yorkville Advisors Global II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,500,000; sole dispositive power 0; shared dispositive power 2,500,000; aggregate amount beneficially owned 2,500,000 (9.4% of the class)
  Comment: Rows 8, 10 and 11 Represents Shares issuable upon exercise of an option to purchase membership interests in Ultra AI Holdings LLC, which holds 5,000,000 Shares, and the subsequent distribution of 2,500,000 Shares, which option is exercisable within 60 days.
  
  Row 13 Based on 26,500,000 Shares outstanding as of October 1, 2026, as reported in the Issuer's Prospectus dated September 29, 2026.
- YAII GP, LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,500,000; sole dispositive power 0; shared dispositive power 2,500,000; aggregate amount beneficially owned 2,500,000 (9.4% of the class)
  Comment: Rows 8, 10 and 11 Represents Shares issuable upon exercise of an option to purchase membership interests in Ultra AI Holdings LLC, which holds 5,000,000 Shares, and the subsequent distribution of 2,500,000 Shares, which option is exercisable within 60 days.
  
  Row 13 Based on 26,500,000 Shares outstanding as of October 1, 2026, as reported in the Issuer's Prospectus dated September 29, 2026.
- YAII GP II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,500,000; sole dispositive power 0; shared dispositive power 2,500,000; aggregate amount beneficially owned 2,500,000 (9.4% of the class)
  Comment: Rows 8, 10 and 11 Represents Shares issuable upon exercise of an option to purchase membership interests in Ultra AI Holdings LLC, which holds 5,000,000 Shares, and the subsequent distribution of 2,500,000 Shares, which option is exercisable within 60 days.
  
  Row 13 Based on 26,500,000 Shares outstanding as of October 1, 2026, as reported in the Issuer's Prospectus dated September 29, 2026.
- Mark Angelo: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,500,000; sole dispositive power 0; shared dispositive power 2,500,000; aggregate amount beneficially owned 2,500,000 (9.4% of the class)
  Comment: Rows 8, 10 and 11 Represents Shares issuable upon exercise of an option to purchase membership interests in Ultra AI Holdings LLC, which holds 5,000,000 Shares, and the subsequent distribution of 2,500,000 Shares, which option is exercisable within 60 days.
  
  Row 13 Based on 26,500,000 Shares outstanding as of October 1, 2026, as reported in the Issuer's Prospectus dated September 29, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $ 0.001 per share
Name of issuer: Ives Ultra AI Opportunities Inc.
Address of issuer's principal executive offices: 600 California Street, 11th Floor, San Francisco, California (CA), 94108
Comment: This Schedule 13D (this "Statement") relates to the common stock, par value $0.001 per share (the "Shares"), of Ives Ultra AI Opportunities Inc., a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 600 California Street, 11th Floor, San Francisco, California 94108.

## Item 2. Identity and Background
Name of person filing:
(i) YA II PN, Ltd., an exempted limited company organized under the laws of the Cayman Islands ("YA II");

(ii) YA Global Investments II (U.S.), LP, a Delaware limited partnership ("YA Feeder");

(iii) Yorkville Advisors Global, LP, a Delaware limited partnership ("YA Advisor");

(iv) Yorkville Advisors Global II, LLC, a Delaware limited liability company ("YA Advisor GP");

(v) YAII GP, LP, a Delaware limited partnership ("YA GP");

(vi) YAII GP II, LLC, a Delaware limited liability company ("Yorkville GP"); and

(vii) Mark Angelo (together with YA II, YA Feeder, YA Advisor, YA Advisor GP, YA GP and Yorkville GP, "Yorkville").

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Set forth in Exhibit 1 attached hereto is the name and present principal occupation or employment, principal business address and citizenship of the equivalent of the directors of YA II. To the best of the Reporting Persons' knowledge, except as otherwise set forth herein, none of the persons listed on Exhibit 1 beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
Residence or business address: The address of the principal office of each of YA II, YA Feeder, YA Advisor, YA Advisor GP, YA GP, Yorkville GP and Mr. Angelo is 1012 Springfield Avenue, Mountainside, New Jersey 07092.
Present principal occupation or employment: The principal business of YA II is investing in securities. YA Feeder beneficially owns YA II. The principal business of YA Advisor is serving as the investment manager of YA II. The principal business of YA Advisor GP is serving as the general partner of YA Advisor. The principal business of YA GP is serving as the general partner of YA Feeder. The principal business of Yorkville GP is serving as the general partner of YA GP. The principal occupation of Mr. Angelo is serving as the Partner and President of Yorkville Advisors Global, LP. Mr. Angelo also serves as a director of YA II and a manager of each of Yorkville GP and YA Advisor GP.
Criminal convictions in the last five years: No Reporting Person, nor any person listed in Exhibit 1, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person, nor any person listed in Exhibit 1, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of YA Feeder, YA Advisor, YA Advisor GP, YA GP and Yorkville GP is organized under the laws of the State of Delaware. YA II is organized under the laws of the Cayman Islands. Mr. Angelo is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On September 2, 2026, in connection with the Issuer's anticipated initial public offering (the "IPO"), YA II entered into an Option Agreement (the "Option Agreement") with Ultra AI Holdings LLC, a Delaware limited liability company (the "Grantor"). The Grantor owns 5,000,000 Shares of the Issuer. Pursuant to the Option Agreement, YA II received an option to acquire newly issued membership interests in the Grantor such that, upon exercise, YA II will own fifty percent (50%) of the issued and outstanding membership interests in the Grantor (the "Option"). The Option has an exercise price of $100,000 and may be exercised at any time starting 90 days after the closing of the IPO, which occurred on October 1, 2026. Immediately following the exercise of the Option, YA II may demand the distribution of its pro rata share of the Shares owned by the Grantor, or 2,500,000 Shares. YA II intends to exercise the Option and demand the distribution of its pro rata share of the Shares on or immediately following December 30, 2026.

YA II is a member of Ives Ultra Capital Management LLC (the "Adviser"), a Delaware limited liability company which serves as the Issuer's investment manager. YA II has the right to appoint one Manager to the Board of Managers of the Adviser. YA II has appointed Dan Ives as Manager. Mr. Ives is an employee of Yorkville Ives & Co., LLC, an affiliate of YA II.

The foregoing description of the Option Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached hereto and incorporated herein by reference.

YA II intends to pay the exercise price for the Option with working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons entered into the Option and expect to exercise the Option and acquire the securities reported herein for investment purposes, subject to the following:

The Reporting Persons have engaged, and intend to continue to engage, in communications with the Issuer's Board of Directors (the "Board") and management team regarding opportunities to enhance stockholder value. The Reporting Persons intend to discuss their views with respect to the foregoing matters with the Issuer, its stockholders and other market participants.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors, including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in additional communications with management and the Board, engaging in discussions with stockholders of the Issuer or third parties, including, without limitation, potential acquirers and service providers about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including, without limitation, a sale of the Issuer as a whole or in parts (in which the Reporting Persons may participate), Board structure (including, without limitation, Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported beneficially owned by each person named herein is based on 26,500,000 Shares outstanding as of October 1, 2026, which is the total number of Shares to be outstanding following the IPO as reported in the Issuer's Prospectus dated September 29, 2026 filed with the Securities and Exchange Commission on October 1, 2026, and a partial exercise of the over-allotment option in connection therewith.

As of the date hereof, YA II beneficially owns 2,500,000 Shares distributable to it by the Grantor upon the exercise of the Option, which will become exercisable on December 30, 2026, within 60 days of the date hereof, constituting approximately 9.4% of the Shares outstanding. YA Feeder, as the beneficial owner of YA II, may be deemed to beneficially own the 2,500,000 Shares beneficially owned directly by YA II, constituting approximately 9.4% of the Shares outstanding. YA Advisor, as the investment manager of YA II, may be deemed to beneficially own the 2,500,000 Shares beneficially owned directly by YA II, constituting approximately 9.4% of the Shares outstanding. YA Advisor GP, as the general partner of YA Advisor, may be deemed to beneficially own the 2,500,000 Shares beneficially owned directly by YA II, constituting approximately 9.4% of the Shares outstanding. YA GP, as the general partner of YA Feeder, may be deemed to beneficially own the 2,500,000 Shares beneficially owned directly by YA II, constituting approximately 9.4% of the Shares outstanding. Yorkville GP, as the general partner of YA GP, may be deemed to beneficially own the 2,500,000 Shares beneficially owned directly by YA II, constituting approximately 9.4% of the Shares outstanding. Mr. Angelo, as a manager of each of Yorkville GP and YA Advisor GP, may be deemed to beneficially own the 2,500,000 Shares beneficially owned directly by YA II, constituting approximately 9.4% of the Shares outstanding. Each Reporting Person may be deemed to be a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the 2,500,000 Shares owned in the aggregate by all of the Reporting Persons, constituting approximately 9.4% of the Shares outstanding.

Each Reporting Person disclaims beneficial ownership of the Shares disclosed in this Statement that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of YA Feeder, YA Advisor, YA Advisor GP, YA GP, Yorkville GP and Mr. Angelo may be deemed to share the power to vote and dispose of the Shares beneficially owned directly by YA II.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, none of the Reporting Persons, or to the best knowledge of the Reporting Persons, any other person named in Exhibit 1, has effected any transactions in securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares disclosed in this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Directors

Exhibit 2 Option Agreement

Exhibit 99.1 Joint Filing Agreement, by and among the Reporting Persons, dated October 30, 2026

## Signatures
- YA II PN, Ltd.: /s/ David Gonzalez, David Gonzalez, General Counsel (10/30/2026)
- YA Global Investments II (U.S.), LP: /s/ David Gonzalez, David Gonzalez, General Counsel (10/30/2026)
- Yorkville Advisors Global, LP: /s/ David Gonzalez, David Gonzalez, General Counsel (10/30/2026)
- Yorkville Advisors Global II, LLC: /s/ David Gonzalez, David Gonzalez, General Counsel (10/30/2026)
- YAII GP, LP: /s/ David Gonzalez, David Gonzalez, General Counsel (10/30/2026)
- YAII GP II, LLC: /s/ David Gonzalez, David Gonzalez, General Counsel (10/30/2026)
- Mark Angelo: /s/ Mark Angelo, Mark Angelo (10/30/2026)